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                     August 21, 2023

       Gina Goetter
       Chief Financial Officer
       HASBRO, INC.
       1027 Newport Avenue
       Pawtucket, Rhode Island 02861

                                                        Re: HASBRO, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 25, 2022
                                                            Form 10-Q for the
Quarter Ended July 2, 2023
                                                            Response Dated July
26, 2023
                                                            File No. 001-06682

       Dear Gina Goetter:

              We have reviewed your July 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 12, 2023 letter.
 Gina Goetter
FirstName
HASBRO, LastNameGina   Goetter
           INC.
Comapany
August 21, NameHASBRO,
           2023         INC.
August
Page 2 21, 2023 Page 2
FirstName LastName
Form 10-Q for the Period Ended July 2, 2023

13. Segment Reporting

1. We note your response to comment 2 and revised reconciliation of operating profit (loss)
         to earnings (loss) before income taxes in Note 13 of the Form 10-Q for the quarter ended
         July 2, 2023. Please revise your reconciliation to present the total of the reportable segments' operating profit (loss) excluding Corporate and Other in future filings. Refer to
         ASC 280-10-50-30b) and ASC 280-10-55-49.
      You may contact Stephany Yang at (202) 551-3167 or Melissa Gilmore at
(202) 551-
3777 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing